EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Class Action - D.B.S.

The Company hereby provides notification that on June 10, 2014, it received a notice from D.B.S. Satellite Services (1998) Ltd. ("D.B.S") regarding a class action and certification motion that has been filed against it with the Tel Aviv District Court, on grounds that it charged tenants living in condominiums (both customers and non-customers of D.B.S) for the energy consumption of the satellite dishes and/or amplifiers and/or devices used by D.B.S. and which are located within the condominiums.

The petitioner has moved the court, inter alia, to order D.B.S. to reimburse the class members for such energy consumption charge, and set the aggregate claim amount at NIS 126 million.

D.B.S. is studying the claim and the certification motion and neither D.B.S. and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.